SCHEDULE 13D
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To Rule 13d-1(A) And Amendments Thereto Filed Pursuant To Rule 13d-2(A)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. ______________)*

Equity Media Holdings Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

191885102

(CUSIP Number)

Stephen K. Roddenberry
1 SE 3rd Avenue
Suite 2700
Miami, FL 33131
(305) 374-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2007

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 191885201	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Larry E. Morton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,096,491 shares*
	8.	SHARED VOTING POWER	2,510,364 shares**
	9.	SOLE DISPOSITIVE POWER	1,096,491 shares*
	10.	SHARED DISPOSITIVE POWER	2,510,364 shares**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,606,855 shares*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14.	TYPE OF REPORTING PERSON IN

*	Consists of 1,096,491 stock options exercisable within 60 days of this filing.
**	Consists of 2,510,364 shares held by the Sandra Morton Life Trust. Mr. Morton is the trustee of the trust, having sole voting and dispositive power over the shares held by the Trust, and is deemed to have beneficial ownership of the shares held by the trust.

SCHEDULE 13D
CUSIP No. 191885201	Page 3 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sandra Morton Life Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,510,364 shares**
	8.	SHARED VOTING POWER	shares
	9.	SOLE DISPOSITIVE POWER	2,510,364 shares**
	10.	SHARED DISPOSITIVE POWER	shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,364 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON OO
**	Mr. Morton is the trustee of the trust, having sole voting and dispositive power over the shares held by the Trust, and is deemed to have beneficial ownership of the shares held by the Trust.

SCHEDULE 13D
CUSIP No. 191885201	Page 4 of 6

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock (the “Common Stock”) of Equity Media Holdings Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 Shackleford Drive Suite 400, Little Rock, AR 72211.

Item 2.	Identity and Background

This statement of beneficial ownership on Schedule 13D is being filed by Larry E. Morton (“Morton”) and the Sandra Morton Life Trust ("Trust" and together with Morton, the “Reporting Parties”) and, pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The address of the Reporting Parties principal business and principal office is 1 Shackleford Drive Suite 400, Little Rock, AR 72211.

Morton is a United States citizen whose serves as Chief Executive Officer and President of the Issuer.

The Trust is organized under the laws of the State of Arkansas. The sole trustee of the Trust is Morton. The beneficiary of the Trust is Sandra C. Morton.

During the last five years, the Reporting Parties have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

3,362 shares of the Common Stock were acquired in exchange for 2,300 shares of Equity Broadcast Corporation (“EBC”) Class A common stock held by the Trust before EBC’s merger with Coconut Palm Acquisition Corp., which merger was completed on March 30, 2007 (the "Merger"). Also, 6,016,325 shares of the Common Stock were acquired in exchange for 876,175 shares of EBC Class A common stock and 1,012,185 shares of EBC Class B common stock held by Arkansas Media, LLC before the Merger. In connection with the Merger, each share of EBC Class A common stock was converted into the right to receive 1.461988 shares of the Common Stock and each share of EBC Class B common stock was converted into the right to receive 4.678362 shares of the Common Stock.

Morton is the trustee of the Trust. The Trust holds a 41.67% interest in Arkansas Media, LLC. Shortly after the Merger, Arkansas Media, LLC distributed to the Sandra C. Morton Life Trust 2,507,002 shares of Common Stock, which constitutes 41.67% shares of the Common Stock acquired by Arkansas Media, LLC pursuant to the Merger. Thus, as a result of the Merger, Morton, as trustee of the Trust, indirectly beneficially owns 2,510,364 shares of Common Stock.

SCHEDULE 13D
CUSIP No. 191885201	Page 5 of 6

1,096,491 stock options to purchase Common Stock were acquired in exchange for 750,000 stock options to purchase shares of EBC held by Morton before the Merger. In connection with the Merger, each stock option of EBC was converted into the right to receive 1.461988 stock options to purchase shares of the Common Stock. The 1,096,491 stock options to purchase Common Stock were fully vested as of December 31, 2006. Since these options are exercisable within 60 days, Morton is deemed to directly beneficially own 1,096,491 shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Parties have acquired all of the shares of Common Stock for investment purposes and have no plan or proposal thereto relates to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Trust directly owns 2,510,364 shares of Common Stock. The 2,510,364 shares of Common Stock beneficially owned constitute 6.2% of the Issuer’s outstanding shares of Common Stock, based upon 40,665,830 Shares of Common Stock outstanding as of April 16, 2007 and calculated in accordance with Rule 13d-3(d).

Morton is deemed to directly beneficially own 1,096,491 shares of Common Stock and indirectly beneficially own 2,510,364 shares of Common Stock. The 3,606,855 shares of Common Stock beneficially owned by Morton constitute 8.6% of the Issuer’s outstanding shares of Common Stock, based upon 40,665,830 Shares of Common Stock outstanding as of April 16, 2007 and calculated in accordance with Rule 13d-3(d). Morton has the sole power to vote and dispose such shares of Common Stock.

Except for the shares of Common Stock acquired pursuant to the Merger (as described in Item 3 of this report), no transaction in the Common Stock of the Issuer was effected by the Reporting Parties during the past 60 days.

No other person is known by the Reporting Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock subject to this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Reporting Parties do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, the division of profits or losses or the giving or withholding of proxies.

SCHEDULE 13D
CUSIP No. 191885201	Page 6 of 6

Item 7.	Materials to be Filed as Exhibits

A - Joint Filing Agreement among Reporting Persons

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Parties certify that the information set forth in this statement is true, complete and correct.

May 1, 2007

/s/ Larry E. Morton _____________________________________
Larry E. Morton

SANDRA MORTON LIFE TRUST

/s/ Larry E. Morton _____________________________________
Larry E. Morton, as Trustee

Exhibit A
Joint Filing Agreement
     Larry E. Morton and the Sandra Morton Life Trust each hereby agree, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendment thereto, relating to the shares of Common Stock, $.0001 par value per share, of Equity Media Holdings Corp. are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.

May 1, 2007	/s/ Larry E. Morton _____________________________________ Larry E. Morton SANDRA MORTON LIFE TRUST /s/ Larry E. Morton _____________________________________ Larry E. Morton, as Trustee